UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

DEUTSCHE BANK AKTIENGESELLSCHAFT

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

D1T769565

(CUSIP Number)

Laetitia Muir

1 Vine Street

London, W1J 0AH United Kingdom

+44 207 925 8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Special Situations Dedicated Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,900,147 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 183,900,147 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,900,147 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the direct beneficial owner of approximately 8.90% of the outstanding ordinary shares of Deutsche Bank Aktiengesellschaft (“Deutsche Bank”). See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Asset Management (Cayman)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,900,147 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 183,900,147 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,900,147 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 8.90% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BCM & Partners SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,900,147 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 183,900,147 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,900,147 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 8.90% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Asset Management (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,900,147 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 183,900,147 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,900,147 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90% of Ordinary Shares*
14	TYPE OF REPORTING PERSON PN

*	The Reporting Person is the indirect beneficial owner of approximately 8.90% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT UK Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,900,147 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 183,900,147 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,900,147 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 8.90% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Luxembourg SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,900,147 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 183,900,147 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,900,147 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 8.90% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Investment AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,900,147 ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 183,900,147 ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,900,147 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 8.90% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cubic (London) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 183,900,147 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 183,900,147 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,900,147 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 8.90% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T.R. Privatstiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 183,900,147 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 183,900,147 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,900,147 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 8.90% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) San Gabriel Privatstiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 183,900,147 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 183,900,147 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,900,147 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 8.90% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mag. Thomas Rieß
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 183,900,147 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 183,900,147 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,900,147 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90% of Ordinary Shares*
14	TYPE OF REPORTING PERSON IN

*	The Reporting Person is the indirect beneficial owner of approximately 8.90% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Schütz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 183,900,147 ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 183,900,147 ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,900,147 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.90% of Ordinary Shares*
14	TYPE OF REPORTING PERSON IN

*	The Reporting Person is the indirect beneficial owner of approximately 8.90% of the outstanding ordinary shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,200,000 Ordinary Shares issued and outstanding of Deutsche Bank as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the Securities and Exchange Commission on October 26, 2017.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 (this “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 2, 2017 (the “Initial Filing”), as amended by Amendment No. 1 filed with the SEC on May 23, 2017 and Amendment No. 2 filed with the SEC on December 21, 2017 (collectively, the “Schedule 13D”) is being filed on behalf of the “Reporting Persons,” as defined in the Schedule 13D and corresponding to the signatories hereto, relating to the ordinary shares, no par value (the “Ordinary Shares”) of Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) held for the account of C-QUADRAT Special Situations Dedicated Fund. Any capitalized terms used but otherwise undefined in this Amendment shall have the meaning given such term in the Schedule 13D.

Annex A of the Schedule 13D is hereby amended and restated to read as set forth on Annex A hereto.

Item 2. Identity and Background.

The penultimate sentence of Item 2(c) of the Schedule 13D is hereby amended and restated to read as follows:

Mr. Rieß’s principal business occupation is acting as a business professional.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated to read as follows:

The aggregate purchase price for the Ordinary Shares reported in Item 5 was approximately €3,070,504,429, including brokerage commissions, financing costs and other broker expenses. The source of the funds was the working capital of C-QUADRAT and through a loan from UBS AG and ICBC Standard Bank Plc. that will be repaid in full on February 16, 2018, in connection with the most recent series of collar transactions described in Item 6. The Ordinary Shares that are held in margin accounts will be released on February 16, 2018, in connection with the loan repayment noted above. In addition, UBS AG provided financing against the collar transactions described in Item 6, which financing was also used in acquiring shares. The Ordinary Shares are held in secured accounts in connection with the collar transactions described in Item 6, subject to the stock lending arrangement described in Item 6.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) C-QUADRAT is the direct beneficial owner of 183,900,147 Ordinary Shares, representing approximately 8.90% of Deutsche Bank’s outstanding Ordinary Shares. In addition, each Reporting Person other than C-QUADRAT may be deemed the indirect beneficial owner of such Ordinary Shares, representing approximately 8.90% of Deutsche Bank’s outstanding Ordinary Shares. The calculated percentages are based on the 2,066,200,000 Ordinary Shares issued and outstanding as of September 30, 2017 as reported in the Report of Foreign Private Issuer filed by Deutsche Bank with the SEC on October 26, 2017.

To the best of the Reporting Persons’ knowledge, none of the persons listed in Annex A holds any Ordinary Shares (other than as described in this Item 5). Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Deutsche Bank for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(b) The Trusts and Cubic have shared beneficial ownership through ownership of C-QIAG, and the Trusts and each of their control persons, Mr. Rieß and Mr. Schütz, have shared control over Cubic. Each other Reporting Person possesses sole beneficial ownership over the Ordinary Shares. Each of the above has the shared or sole authority to direct the voting and disposition of 183,900,147 Ordinary Shares held by C-QUADRAT. As described in Item 5(d) below, BL Capital Holdings Limited (BVI) (“BL Capital”) and HNA Innovation Finance Group Co. Limited (“HNA”) are investors in C-QUADRAT, and C-QUADRAT permits withdrawals, which may be settled in-cash or in-kind.

(c) The following acquisitions and dispositions were made in the last 60 days:

Acquisitions

Date	Quantity	Price, EUR (Including Commissions, if any)	Fund Conducting Transaction	Location of Transaction
February 13, 2018	4,877,407	12.7174 per share	C-QUADRAT	Purchase of shares directly from UBS in connection with the new series of collar transactions reported in Item 6

Dispositions

Date	Quantity	Price, EUR (Including Commissions, if any)	Fund Conducting Transaction	Location of Transaction
February 2, 2018	14,218,823	13.9915 per share	C-QUADRAT	Open market sale of shares made in connection with a partial repayment of the margin loan reported in Item 3 above
February 7, 2018	4,877,407	12.9456 per share	C-QUADRAT	Open market sale of shares made in connection with a partial repayment of the margin loan reported in Item 3 above
February 12, 2018 February 13, 2018 February 14, 2018 February 15, 2018	1,637,918 1,637,918 1,637,918 1,637,918	15.0000 per share (Put Exercise Price)	C-QUADRAT	Physical settlement of tranches of first series of collar transactions reported in Item 6 of the Initial Filing

(d) Each of BL Capital and HNA, through their respective investments in C-QUADRAT, has the right to receive dividends and/or proceeds from the sales of the Ordinary Shares of C-QUADRAT.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by adding the following:

On February 13, 2018, C-QUADRAT entered into a new series of collar transactions with UBS AG in connection with a full repayment of the margin loan reported in Item 3 above. C-QUADRAT sold call options relating to 23,869,905 Ordinary Shares with an exercise price of €16.5326 per share and acquired put options to sell 23,869,905 Ordinary Shares at an exercise price of €11.4457 per share. The new series of collar options is European-style and will be automatically exercised in twelve tranches from January 28, 2019 until March 14, 2019 if the relevant option leg is in the money. The contract provides for cash settlement as the default method of settlement. C-QUADRAT will pay a portion of the dividend received applicable to the Ordinary Shares to UBS AG, and UBS AG will pay the dividends received related to the Ordinary Shares lent to UBS AG, if any. Subject to certain restrictions and upon UBS’s request, C-QUADRAT agreed to lend its Ordinary Shares as part of the new series of collar transactions. All exercise prices are rounded to the nearest .0000. The new collar is in addition to the series of collar transactions previously reported in the Schedule 13D filed with the SEC.

In connection with the new collar transactions, C-QUADRAT pledged its interest in the accounts holding the Ordinary Shares to UBS AG, London Branch. UBS AG provided approximately €253,171,650 of net financing against the new collar transactions and has provided €2,614,377,714 of net financing against all four collar transactions in the aggregate.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2	Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: February 15, 2018

C-QUADRAT SPECIAL SITUATIONS DEDICATED FUND

By: Alexander Smith, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT ASSET MANAGEMENT (CAYMAN)

By: Walter Stresemann, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

BCM & PARTNERS SA

By: Fabio Michienzi, CEO

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Walter Stresemann, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT ASSET MANAGEMENT (UK) LLP

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	General Counsel, CCO & MLRO

C-QUADRAT UK LTD.

By: Cristobal Mendez de Vigo, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Mag. Thomas Rieß, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT LUXEMBOURG SA

By: Mag. Thomas Rieß, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Filippo Campailla, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT INVESTMENT AG

By: Cristobal Mendez de Vigo, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Markus Ullmer, Authorized Representative

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

CUBIC (LONDON) LIMITED

By: Alvaro De Salinas Harnden, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Carlo Michienzi, Non-Executive Chairman

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

T.R. PRIVATSTIFTUNG

By: Gerd Alexander Schütz, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Oliver Ginthör, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

SAN GABRIEL PRIVATSTIFTUNG

By: Mag. Thomas Rieß, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Oliver Ginthör, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

MAG. THOMAS RIEß

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

ALEXANDER SCHÜTZ

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

*	See attached Power of Attorney

Annex A

(PERSONS THAT MAY EXERCISE CONTROL OVER ORDINARY SHARES)

Reporting Person	Directors
C-QUADRAT Special Situations Dedicated Fund	Fabio Michienzi Alexander Smith Neil Gray

C-QUADRAT Asset Management (Cayman)	Walter Stresemann

BCM & Partners SA	Fabio Michienzi Walter Stresemann Nurith Cohen

C-QUADRAT UK Ltd.	Thomas Reiss Cristobal Mendez de Vigo

C-QUADRAT Luxembourg SA	Estelle Wanssy Massimo Raschella Thomas Reiss Filippo Campailla

C-QUADRAT Investment AG	Carlos Mendez de Vigo Gerd Alexander Schütz Cristobal Mendez de Vigo

Cubic (London) Limited	Carlo Michienzi Li Neng (Non-Executive Director) Alvaro de Salinas Harnden

T.R. Privatstiftung	Gerd Alexander Schütz Johannes Juranek Oliver Ginthör

San Gabriel Privatstiftung	Thomas Riess Oliver Ginthör Christian Hausmaninger